Exhibit (d)(7)

STILE ACQUISITION CORP.

February 17, 2005

Eminence Capital, LLC

In consideration of Stile Acquisition Corp. (“Acquisitionco”) entering into a second amended and restated combination agreement (the “Combination Agreement”) with and agreeing to participate in a plan of arrangement involving Masonite International Corporation (the “Company”), pursuant to which Acquisitionco will acquire all the outstanding shares of the Company for C$42.25 per share in cash (the “Transaction”), this support agreement (the “Agreement”) sets out the terms on which Eminence Capital, LLC acting on behalf of its clients (collectively referred to as the “Shareholder”) undertakes to take certain actions and do certain things in respect of the Transaction.

The Transaction is summarized in the Combination Agreement (and the schedules thereto) and capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Combination Agreement.

The Shareholder represents and warrants to Acquisitionco (and acknowledges that Acquisitionco is relying upon such representations and warranties) that the Company Shares in the capital of the Company as set forth on Schedule A to this Agreement (the “Shares”) include all Company Shares held of record, beneficially owned by, or for which voting or dispositive power is granted to the Shareholder or to any trust or associate thereof for the benefit of the Shareholder. The Shareholder is the legal and/or beneficial owner (as indicated) of the Shares (as indicated), has sole voting power, and has exclusive right of disposition and sole power to agree to all of the matters set forth in this Agreement. The Shareholder has good title to its Shares, free and clear of any and all liens. “Shares” shall also include any Company Shares acquired by the Shareholder after the date of this agreement or any other Company Shares as to which the Shareholder has voting power or the right of disposition.

The Shareholder covenants with Acquisitionco that between the date of this Agreement and the earlier of: (a) the date of termination of the Combination Agreement in accordance with its terms, and (b) the Effective Time of the Transaction (such earlier date being the “Expiry Date”) the Shareholder shall not grant any proxies or powers of attorney or attorney in fact, or deposit its Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Shares.

The Shareholder further covenants with Acquisitionco that between the date of this Agreement and the earlier of: (a) the date of termination of the Combination Agreement in accordance with its terms, and (b) one week after the date announced by the Company as the rescheduled date for the meeting of shareholders of the Company to be held to approve the Transaction (such earlier date to be no later than April 15, 2005), the Shareholder shall not sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of its Shares or enter into any agreement, arrangement or understanding in connection therewith, provided however that approval by the shareholders of the Company of the Transaction contemplated by the Combination Agreement (as amended) would not result in any material change to the treatment of shareholders relative to the Combination Agreement dated January 16, 2005, other than with respect to the price referred to herein.

Pursuant to the above, the Shareholder irrevocably undertakes, until the Expiry Date to vote (or cause to be voted) all of its Shares at any meeting of the Company Shareholders, and in any action by written consent of the Company Shareholders in favour of the approval, consent, ratification and adoption of the Transaction (and any actions required in furtherance thereof).

The Shareholder also agrees to details of this Agreement being set out in any information circular produced by the Company in connection with the Transaction and to this Agreement being available for inspection to the extent required by Law. The Shareholder further agrees that in all public comments made by them (including in response to any media inquiries) with respect to the Transaction they will voice their unreserved public support for the Transaction.

This Agreement and all rights and obligations hereunder shall terminate if the Combination Agreement shall have terminated because of the existence of a Superior Proposal.

This Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the obligation that the proceedings have been brought in an inconvenient forum.

This letter may be executed by facsimile and in one or more counterparts, all of which shall be considered one and the same agreement.

This letter agreement has been agreed and accepted this 17th day of February, 2005.

STILE ACQUISITION CORP.
By:	/s/ Scott C. Nuttall
	Name:	Scott C. Nuttall
	Title:	Vice President

EMINENCE CAPITAL, LLC
By:	/s/ Ricky C. Sandler
	Name:	Ricky C. Sandler
	Title:	Managing Member

SCHEDULE A
OWNED SHARES

     Number of Shares:                3,900,000